                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   2   )*
                                           -----

                             CNA Surety Corporation
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  12612L 10 08
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                Susan Obuchowski
      Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-4010
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 July 14, 1998
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[ CUSIP No. 12612L 10 08 ]               13D              [ Page  2  of  61    ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samuel Zell
        ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
  EACH REPORTING     8    SHARED VOTING POWER
    PERSON WITH
                            0
                   -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                            0
                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No. 12612L 10 08 ]               13D              [ Page  3  of  61    ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samuel Zell Revocable Trust U/T/A dated 01/17/90
        ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
  EACH REPORTING     8    SHARED VOTING POWER
    PERSON WITH
                            0
                   -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                            0
                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No. 12612L 10 08 ]               13D              [ Page  4  of  61    ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ann Lurie
        ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
  EACH REPORTING     8    SHARED VOTING POWER
    PERSON WITH
                            0
                   -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                            0
                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No. 12612L 10 08 ]               13D              [ Page  5  of  61    ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ann and Robert H. Lurie Family Foundation
        36-3486274
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
  EACH REPORTING     8    SHARED VOTING POWER
    PERSON WITH
                            0
                   -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                            0
                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No. 12612L 10 08 ]               13D              [ Page  6  of  61    ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LFT Partnership, an Illinois general partnership
        36-6527526
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
  EACH REPORTING     8    SHARED VOTING POWER
    PERSON WITH
                            0
                   -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                            0
                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No. 12612L 10 08 ]               13D              [ Page  7  of  61    ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Anda Partnership
        88-0132846
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
  EACH REPORTING     8    SHARED VOTING POWER
    PERSON WITH
                            0
                   -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                            0
                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No. 12612L 10 08 ]               13D              [ Page  8  of  61    ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samstock, L.L.C.
        36-4156890
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
  EACH REPORTING     8    SHARED VOTING POWER
    PERSON WITH
                            0
                   -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                            0
                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No. 12612L 10 08 ]               13D              [ Page  9  of  61    ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Samstock/SZRT, L.L.C.
        ###-##-####
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
  EACH REPORTING     8    SHARED VOTING POWER
    PERSON WITH
                            0
                   -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                            0
                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

[ CUSIP No. 12612L 10 08 ]               13D              [ Page  10  of  61   ]

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Alpha/ZFT General Partnership

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES                0
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
  EACH REPORTING     8    SHARED VOTING POWER
    PERSON WITH
                            0
                   -------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                            0
                   -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
           CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
                  THE SAME MEANING AS THEY HAVE IN THE INITIAL
                             SCHEDULE 13D THERETO.


Item 2.    Identity and Background.

           (a) - (c) This Item is being amended to add the following as a Reporting Person:

           Alpha/ZFT General Partnership, an Illinois general partnership ("Alpha/ZFT"). The two general partners of Alpha/ZFT are Alphabet Partners, an Illinois general partnership, and ZFT Partnership, an Illinois general partnership, both of whose partners are trusts created for the benefit of Samuel Zell and his family. Alpha/ZFT, whose principal business is investments, has a business address of Two N. Riverside Plaza, Chicago, IL 60606.

           (d) and (e) Alpha/ZFT has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws, or find any violation with respect to such laws.


Item 3.    Source and Amount of Funds or Other Consideration.

and

Item 5.    Interest in Securities of the Issuer.

           Since January 15, 1998, the date of filing of Amendment Number One to Schedule 13D, the following transactions in Common Stock have been effected:

           1) On May 27, 1998, Samuel Zell exercised options to purchase 65,000 shares of Common Stock for total consideration of $232,750, which was derived from Mr. Zell's personal funds.

           2) On July 1, 1998, Samstock/SZRT sold 578,649 shares of Common Stock to Alpha/ZFT pursuant to a Sale Agreement to Alpha/ZFT General Partnership ("Agreement"), which is attached hereto as
                Exhibit 5 and incorporated herein by reference. Pursuant to the Agreement, Alpha/ZFT will pay Samstock/SZRT $825,332.81 per year for the full term of the natural life of Samuel Zell. The 1998 payment made by Alpha/ZFT to Samstock/SZRT was derived from the working capital of Alpha/ZFT.

           3) On July 14, 1998, Samstock, Alpha/ZFT, Anda Partnership, LFT Partnership, Samuel Zell and the Lurie Foundation sold 1,988,769, 578,649, 498,684, 486,760, 65,000, and 486,760 shares of Common Stock, respectively, for $13.75 per share less a $.69 per share commission in an underwritten offering. The net proceeds received by Samstock, Alpha/ZFT, Anda Partnership, LFT Partnership, Samuel Zell and the Lurie Foundation were $25,973,323.14, $7,557,155.94, $6,512,813.04,
                $6,357,085.60, $848,900.00 and $6,357,085.60, respectively.

                As of July 14, 1998, the Reporting Persons no longer owned any shares of Common Stock and ceased to be the beneficial owner of more than five percent of the Common Stock outstanding.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           As discussed in Item 3. and Item 5. above, Samstock/SZRT and Alpha/ZFT entered into the Agreement pursuant to which Samstock/SZRT sold 578,649 shares of Common Stock to Alpha/ZFT in exchange for annual payments of $825,332.81 for the full term of the natural life of Samuel Zell.

           As discussed in Item 3. and Item 5. above, certain of the Reporting Persons sold shares in an underwritten offering and had entered in to that certain Underwriting Agreement dated July 9, 1998 by and among such Reporting Persons, Donaldson, Lufkin & Jenrette Securities Corporation, Smith Barney Inc. and the Issuer ("Underwriting Agreement"), which is attached hereto as Exhibit 6 and incorporated herein by reference.


Item 7.    Materials to Be Filed as Exhibits.

           Exhibit 5    Sale Agreement to Alpha/ZFT Partnership.

           Exhibit 6 Underwriting Agreement dated July 9, 1998 by and among Donaldson, Lufkin, Jenrette Securities Corporation, Smith Barney Inc., certain of the Reporting Persons and the Issuer.

                                   SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Samuel Zell Revocable Trust                           Samstock, L.L.C.
 U/T/A  01/17/90                                      By: SZ Investments, L.L.C., its sole member
                                                      By: Samuel Zell Revocable Trust U/T/A
By: /s/ Samuel Zell                                       1/17/90, its managing member
    ----------------------------
    Samuel Zell, Trustee

                                                      By: /s/ Samuel Zell
                                                          -----------------------------
                                                          Samuel Zell, Trustee



/s/ Samuel Zell                                           /s/ Ann Lurie
----------------------------                              -----------------------------
Samuel Zell                                               Ann Lurie



Alpha/ZFT General Partnership, an Illinois            Samstock/SZRT, L.L.C.
 general partnership                                  By: Samuel Zell Revocable Trust
By: ZFT Partnership, a general partner                    U/T/A 1/17/90, its sole member
By: Samuel Zell Trust, a general partner


By: /s/ Sheli Z. Rosenberg                            By: /s/ Samuel Zell
    ----------------------------                          -----------------------------
    Sheli Z. Rosenberg, Trustee                           Samuel Zell, Trustee



Anda Partnership, a Nevada general partnership        LFT Partnership, an Illinois general partnership
By: Ann Only Trust, a general partner                 By: Jesse Trust, a general partner


By: /s/ Ann Lurie                                     By: /s/ Ann Lurie
    ----------------------------                          -----------------------------
    Ann Lurie, Co-Trustee                                 Ann Lurie, Trustee



                                                  DATED:  July 20, 1998

                                 EXHIBIT INDEX




EXHIBIT                        DESCRIPTION                       PAGE
NUMBER
   1            Joint Filing Agreement dated October 10,           *
                1997.

   2            Reorganization Agreement, dated as of              *
                December 19, 1997 and amended July 14,
                1997 among Capsure, Continental Casualty
                Company and certain of its affiliates,
                Issuer and Surety Acquisition Company
                (incorporated herein by reference to
                Appendix A of the Registration Statement
                on Form S-4, dated as of August 15,
                1997, of Issuer).

   3            Registration Rights Agreement dated as             *
                of September 30, 1997 between Issuer and
                Equity.

   4            Amended and Restated Joint Filing                  *
                Agreement dated as of January 15, 1998.

   5            Sales Agreement to Alpha/ZFT Partnership.          15

   6            Underwriting Agreement by and among                26
                certain of the Reporting Persons,
                Donaldson Lufkin & Jenrette Securities
                Corporation, Smith Barney Inc. and CNA
                Surety Corporation.









*  previously filed.